--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             The Advest Thrift Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                             THE ADVEST THRIFT PLAN

                            Financial Statements and

                              Supplemental Schedule

                                December 31, 2002

                             The Advest Thrift Plan

                            Financial Statements and

                              Supplemental Schedule

                                December 31, 2002

                                      Index

                                      -----

                                                                                Page
                                                                                ----
Report of Independent Auditors                                                    1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of
        December 31, 2002 and 2001                                                2

   Statement of Changes in Net Assets Available for Plan Benefits
        for the year ended December 31, 2002                                      3

   Notes to Financial Statements                                                 4-8

Supplemental Schedule *:

   Schedule I - Schedule of Assets (Held at end of year)                         9-16

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Administrative Committee of
The Advest Thrift Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Advest Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8, effective December 31, 2002, the Lebenthal & Co., Inc. Profit Sharing Plan merged with the Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
July 2, 2003

                             The Advest Thrift Plan

              Statements of Net Assets Available for Plan Benefits

                                                           December 31,
                                                    ----------------------------
                                                       2002             2001
                                                       ----             ----
Investments, at fair value:  (see Note 4)
   Participant-directed                            $121,040,901     $132,652,114
   Participant loans                                  3,746,694        3,116,461
                                                   ------------     ------------

Net assets available for plan benefits             $124,787,595     $135,768,575
                                                   ============     ============

   The accompanying notes are an integral part of these financial statements.

                             The Advest Thrift Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                                                                                  Year Ended
                                                                                December 31, 2002
                                                                                -----------------
Additions to net assets attributed to:
   Investment income:
       Net depreciation in fair value of investments (see Note 2)               $ (21,656,264)
       Interest                                                                       480,027
       Dividends                                                                    1,603,188
                                                                                -------------
                                                                                  (19,573,049)
                                                                                -------------
   Contributions:
       Participants                                                                 8,601,726
       Employer, net of forfeitures                                                 3,869,391
                                                                                -------------
                                                                                   12,471,117
                                                                                -------------

                                                                                   (7,101,932)
                                                                                -------------

Deductions from net assets attributed to:
   Benefits paid to participants                                                  (12,026,824)
                                                                                -------------

Net decrease in net assets available for plan benefits prior to plan merger       (19,128,756)
Transfer of assets related to plan merger (see note 8)                              8,147,776
                                                                                -------------

Net decrease in net assets available for plan benefits                            (10,980,980)

Net assets available for plan benefits:
       Beginning of year                                                          135,768,575
                                                                                -------------
       End of year                                                              $ 124,787,595
                                                                                =============

   The accompanying notes are an integral part of these financial statements.

                             The Advest Thrift Plan

                          Notes to Financial Statements

                                     -------

1.  Plan Description

General

The following description of The Advest Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established October 1, 1988 by The Advest Group, Inc. to provide retirement benefits to qualified participants. The Plan was most recently amended May 28, 2003, retroactively effective November 1, 2002.

On January 31, 2001, The Advest Group, Inc. was acquired by The MONY Group Inc. As used in these Notes, unless the context otherwise requires, the "Company" refers to The Advest Group, Inc. as it existed prior to the merger and to the successor entity subsequent to the merger. The Plan is administered by an Administrative Committee (the "Committee") appointed by the Company's Board of Directors and is subject to the provisions of ERISA.

The Plan covers all employees of the Company and its affiliates that are scheduled to work at least 20 hours per week and who are not classified as "temporary employees" as defined in the Plan agreement. These employees become eligible to participate as of the first day of the month following their employment. These employees become eligible to receive employer contributions after one year of service. Employees that are scheduled to work less than 20 hours per week or who are classified as "temporary employees" as defined in the Plan agreement will participate and receive employer contributions only after they have completed 1000 hours of service during their initial twelve months of employment or during any subsequent calendar year.

Contributions

The Plan provides for both employer and voluntary employee contributions. Effective November 1, 2002, participants may contribute to the Plan an amount of not more than 25 percent of their annual compensation, to a maximum of $11,000 in the aggregate for 2002, on a pre-tax basis. Prior to November 1, 2002, participants could contribute to the Plan not less than $20 per month nor more than 15 percent of their annual compensation, up to the maximum aggregate amount for 2002. Participants direct the investment of their contributions into various investment options offered by the Plan. During 2002 the Plan offered certificates of deposit, various mutual funds, U.S. government securities and common stock of The MONY Group, Inc. ("Parent Stock") as investment options for participants. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

Employer contribution percentages are determined by the Company's Board of Directors and are subject to the guidelines set forth in the Plan. Employer contributions to participants' accounts are allocated among participants in accordance with one of several formulas (based generally on each participant's compensation level and/or voluntary contribution) contained in the Plan. Employer contributions, if any, are recorded monthly. For the plan year ended December 31, 2002, the Company made a discretionary contribution of one and one-half percent of each participant's eligible income, and matched employee contributions dollar for dollar up to two percent of each participant's eligible income up to the Internal Revenue Service ("IRS") maximum eligible income limit. The Company's total contribution for the plan year ended December 31, 2002 was $3,869,391, which is net of forfeitures of $160,617.

                             The Advest Thrift Plan

Investment Options

The Plan permits participating employees to direct the investment of funds in their accounts among various investment options, as described in the Plan. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Participants may change their investment options monthly, or more frequently as permitted by the Plan Administrator. Investments in the Parent's Stock in accounts may be changed on a daily basis.

Loans to Participants

The Plan allows participants to borrow from their 401(k) accounts subject to approval by the Committee. Each loan for a participant must satisfy the following conditions: (1) together with other outstanding loans, it cannot exceed $50,000, reduced by the amount by which the participant's highest loan balance over the past 12 months exceeds the participant's current loan balance;
(2) together with other outstanding loans, it cannot exceed 50 percent of the participant's vested Plan account value; (3) it must be for at least $500 and generate monthly repayments of at least $20; and (4) no more than two loans may be outstanding for any participant at any time. Loans must be repaid by the participants within five years. The repayment period on loans used for purchase of a primary residence may be extended for an additional five years. Interest is charged at the prime rate according to the Wall Street Journal at the date of loan (4.75% to 10.50% on outstanding loan balances during the year ended December 31, 2002).

Allocation of Investment Income (Loss)

Each participant's Plan account is credited with investment income or loss based upon the performance of the respective participant-directed investments.

Allocation of Forfeitures

Forfeitures of the Company's contributions to Plan accounts by participants that terminate employment prior to being fully vested are used to reduce the Company's total contribution to 401(k) accounts for the current year.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's match and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant becomes 25 percent vested after two years of service, as defined, and in increments of 25 percent per year of service thereafter, and will be 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, attains age 65, or becomes disabled, the participant's account becomes 100 percent vested provided that they are employed by the Company at that time.

Withdrawals

Participants that are less than age 70 and one-half and remain employed by the Company may elect to withdraw all or a portion of their vested 401(k) account balance only under a condition of hardship.

Prior to January 1, 2001, each participant's interest in the Plan consisted of a 401(k) account and an Employee Stock Ownership Plan ("ESOP") account. Participants that are age 55 may elect to withdraw

                             The Advest Thrift Plan
up to 50 percent of their ESOP account balance as of December 31, 2000, reduced by the amount of any prior distributions.

Benefit Payments

Distributions of participants' vested Plan balance generally are paid within 120 days after the participant ceases to be an employee by reason of retirement (normal retirement is upon attaining the age of 65), death, disability or termination. The participant has the option of receiving a lump sum or installments for amounts contributed to their account through September 30, 1989. Contributions made after September 30, 1989, and earnings thereon will be distributed in a lump sum. Participants may choose to receive benefits from their Plan account in cash or in-kind. Benefit payments are recorded when paid. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan Expenses

The Plan is responsible for payment of the trustee expenses and fees; however, the Company may pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments are stated at fair value, generally based upon quoted market prices where available, and for the certificates of deposit, at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Net appreciation (depreciation) for the year ended December 31, 2002, by investment category is as follows:


              Registered investment companies      $(20,228,155)
              The MONY Group Inc. common stock       (3,316,297)
              U.S. Government securities              1,920,601
              Certificates of deposit                   (32,413)
                                                   ------------
                                                   $(21,656,264)
                                                   ============
Distribution Payable

Amounts allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds has not been made by year-end, are not recognized as liabilities in the Statements of Net Assets Available for Plan Benefits.

                             The Advest Thrift Plan

3. Transactions with Related Parties

The Plan engages in activities with various affiliates of the Company. The common stock of The MONY Group, Inc. and shares of the Boston Advisors Money Market Funds (for which affiliates of the Company act as investment advisor and distributor) were among the investment options available during the plan years ended December 31, 2002 and 2001. Participant loans also qualify as party-in-interest transactions. In addition, personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.

4. Concentration of Investments

The following are investments that represent 5 percent or more of net assets available for plan benefits as of December 31, 2002 and 2001:

                                                                    December 31,
                                                               2002              2001
                                                          --------------------------------
       Investment                                         Fair Value            Fair Value
       ----------                                         -----------           ----------
       Cash                                                  $38,136,080               **

       Boston Advisors Money Market Cash Reserves
         Fund, Cl.2, 21,694,732 and 20,681,803 shares        $21,694,732      $20,681,803

       The MONY Inc. Common Stock,
         306,896 and 343,262 shares                           $7,347,088      $11,866,582

       Growth Fund of America, Inc.,
         n/a and 376,509 shares                                       **       $8,927,036

       Putnam Voyager Fund, Inc. - Cl.A,
         n/a and 458,774 shares                                       **       $7,936,790

       AIM Equity Funds, Inc., Constellation Fund,
         n/a and 337,853 shares                                       **       $7,466,561

** These investments represented less than 5% of net assets available for plan benefits in this year.

The cash balance at December 31, 2002 is the result of investments which were liquidated as a result of the transfer of recordkeeper and was subsequently used to purchase shares of the new investment options.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                             The Advest Thrift Plan

6. Tax Status

The Internal Revenue Service has determined and informed the Company, by letter dated March 27, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the request for that letter. The Company and legal counsel are of the opinion that the Plan, as amended, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

In order to facilitate the continued tax-qualified status of the Plan, nondiscrimination testing in accordance with the IRC was completed by the plan administrator for the 2001 plan year. Nondiscrimination testing has not yet been completed for the 2002 plan year. Management is in the process of performing the testing and intends to take the appropriate steps to facilitate the continued tax qualified status of the Plan.

7. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

8. Plan Merger

During 2001, the Company purchased Lebenthal & Co., Inc. Effective December 31, 2002, Lebenthal & Co., Inc. Profit Sharing Plan was merged with and into the Plan. With the merger, effected participants became eligible to participate in the Plan subject to the provisions of the plan agreement.

9. Subsequent Events

Effective January 1, 2003, Prudential Insurance Company of America replaced ATR as recordkeeper of the Plan and Prudential Trust Services succeeded Advest, Inc. as trustee of the Plan. Effective with the changes, assets invested with Advest, Inc. were liquidated and reinvested with Prudential Trust Services.

Effective January 1, 2003, a self-directed brokerage account was added as an investment option. With this option, the participant can choose from a wide range of individual equities, selected fixed income vehicles and additional mutual fund choices.

Effective January 1, 2003, participants who attain age 59-1/2 may elect to withdraw all or part of their vested Plan balance. Participants that are less than age 59-1/2 and remain employed by the Company may elect to withdraw all or a portion of their vested Plan account balance only under a condition of hardship except that participants that are age 55 may elect to withdraw up to 50 percent of the balance in their ESOP account as of December 31, 2000, reduced by the amount of any prior distributions.

                                                                      Schedule I

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                              (Held at end of year)

                                December 31, 2002

                                   ----------

  Face Value,
   Shares or                                                            Fair
     Units              Description of Investments                     Value
--------------------------------------------------------------------------------

 38,136,080             CASH                                      $  38,136,080


     15,546             PUTNAM US GOVT INC A                            205,829
     53,761             AMERICAN CENTURY GOVERNMENT                     601,589
                                                                  --------------
                        Government Funds                          $     807,418
                                                                  --------------

    104,743             AIM CONSTELLATION                             1,741,869
     83,596             AIM WEINGARTEN A                                772,424
    179,654             AIM VALUE FUND A                              1,349,199
        672             AIM GLB AGG GFDA                                  7,416
     60,097             DREYFUS S&P500IFD                             1,538,489
     37,392             Eaton Vance Trad Wrldwide HeaSci                286,047
      8,639             ENTERPRISE GP SMGR Y                            192,731
      3,398             ENTERPRISE MGD Y                                 18,929
     74,226             ENTERPRS SM CO VAL Y                            548,526
      8,134             ENTERPRS GP GR PTY                              115,099
      8,572             UTS 1ST Trust 395PP8SACS                         66,862
     14,440             UTS 1ST Trust 395TP11CS                          39,566
      2,248             UTS 1ST Trust 353PG7CSH                          17,287
      5,666             UTS 1ST Trust 353TG10CSH                         22,551
     12,568             UTS 1ST Trust TP 12SA CS                         23,251
      3,388             UTS 1ST Trust PH                                 21,988
        951             UTS 1ST Trust PP                                  5,744
     30,476             UTS 1ST TrustTP13SACSH                           50,285
      3,646             UTS 1ST Trust PH                                 21,475
        845             UTS 1ST TrustTP15 CSH                             4,225
      1,151             UTS 1ST Trust PHP12 CSH                           7,320
        104             UTS 1ST Trust DD10MAR02C                            835
        633             UTS 1ST Trust TP16SACSC                           3,444
      3,180             UTS 1ST Trust PP13SACSC                          21,910
     29,638             FEDERATD INTL EFA                               341,139
      1,031             UTS FDT10PA2002SC                                 9,836
     18,719             GOLDMAN S IN TK FDA                              89,851
    191,293             GROWTH FD AMER                                3,533,185
      3,250             JHANCOCK FINANCIA                                44,880
     41,415             PILGRIM SM CAP OPP A                            685,002
     42,001             PILGRIM GR OPP FDA                              414,554
     75,560             INVESTMENT CO AM                              1,774,159
     22,238             J HANCOCK SM CGFA                               149,664
     17,649             MFS INV GRO STK FDA                             162,898

                                                                     Schedule I
                                                                    (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                              (Held at end of year)

                                December 31, 2002

                                   ----------

  Face Value,
   Shares or                                                          Fair
     Units            Description of Investments                     Value
--------------------------------------------------------------------------------

    5,301             MFS INVESTORS TRUST                            68,224
    7,116             MUTUAL SHRS SER CLA                           119,412
    4,533             UTS NUV SP May 1999                            15,974
    3,000             UTS NUV SP Sept 1999                           26,427
    1,958             UTS NUV SP Sept 1999                           17,395
      791             UTS NUV SP Sept 1999                            2,981
   13,055             UTS NUV SP NOV 99 CS                           33,238
    8,696             UTS NUV BND MAR 00 CS DTC DEL 213               4,418
    6,027             UTS NUV SPB APR 00 CS DTC DEL 213               7,612
    2,184             UTS NUV EJ June 2000                           15,059
   31,355             UTS NUV BANDW SEPT 00 CSH DTC DEL 213          24,896
    8,472             UTS NUV EN Feb 2001                            63,879
    5,184             UTS NUV NAS OCT 99 CS DTC DEL 213              16,972
   25,789             UTS NIP100 FEB 00 CSH                          55,446
   16,509             UTS NUV NAS APR 00 CS DTC DEL 213              38,961
   31,079             UTS NUV NASDI00CS DTC DEL 2136 Nov 2000        95,785
    2,119             UTS NUV NAS SEP 01 CS                          14,430
    7,352             OPPENHMR MS G&IA                              191,146
    4,549             OPPENHEIMR G&S M                               63,230
    3,522             PHOENIX ENG AGG GFA                            35,151
   30,762             PHOENIX OKHT I&G FDA                          236,869
    8,014             PHOENIX OKHT S AFDA                           103,545
   22,007             PUTNAM AST ALO GRW A                          174,299
    3,147             PUTNAM A/A CNSVA                               24,983
   23,477             PUTNAM GLBL GRTH FD                           138,749
   14,915             PUTNAM OTC&EM GR FDA                           75,172
  154,569             PUTNAM VOYAGR FDA                           1,964,572
    4,645             PUTNAM VOY FDII A                              56,525
    2,112             SCUD GROWTH FDA                                14,933
   33,331             SCUD TECH FDA                                 249,314
   15,596             SCUDDER DRM HI RET A                          461,344
   16,208             SELIGMAN COM INF FDA                          261,752
      490             SELIGMAN GROW FD INC                            1,371
   81,580             TEMPLETN GLOBAL SM A                          447,061
   59,340             VAN KAM ASIAN EQ FDA                          405,887
    5,072             VAN KAM EMERG G/FD A                          143,340
      834             UTS Van Kam FP Finl Inst Tr                     7,739
      573             UTS Van Kam DOW 30                              3,951
    4,258             UTS Van Kam FP  INSTNS 3BCS                    42,742
    1,082             UTS Van Kam FP FI Sep 00                        8,688
      151             UTS Van Kam FI Nov 00                           1,279

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                             (Held at end of year)

                                December 31, 2002

                                    ---------

  Face Value,
   Shares or                                                                                                      Fair
     Units         Description of Investments                                                                    Value
------------------------------------------------------------------------------------------------------------------------
       533       UTS Van Kam FP DOW 30                                                                            3,779
        97       UTS Van Kam Dow30Index OCT 01 CS                                                                   811
    82,745       AMERICAN CENTURY ASSET ALLOC-AGGRESSIVE                                                        455,098
    34,943       AMERICAN CENTURY ASSET ALLOC-MODERATE                                                          183,451
    38,797       AMERICAN CENTURY EQUITY GROWTH                                                                 589,323
    35,953       AMERICAN CENTURY HERITAGE                                                                      327,171
    36,738       AMERICAN CENTURY INCOME & GROWTH                                                               798,677
    45,206       AMERICAN CENTURY ULTRA                                                                         957,472
    87,060       AMERICAN CENTURY VALUE                                                                         518,006
       100       CITIGROUP INC Total                                                                              3,519
     3,038       DREYFUS S & P 500 INDEX FUND Total                                                              77,768
       515       GABELLI GROWTH FUND Total                                                                        9,779
       529       HARTFORD CAPITAL APPRECIATION FUND  CLASS C Total                                               10,341
     3,500       I-2 TECHNOLOGIES INC COM Total                                                                   3,955
     1,288       IDEX SALOMON ALL CAP FUND CLASS B Total                                                         13,458
       505       JANUS FUND Total                                                                                 9,006
       644       JANUS OLYMPUS FUND Total                                                                        12,881
       100       JOHNSON & JOHNSON Total                                                                          5,371
       100       NASDAQ 100 TRUST Total                                                                           2,437
       100       SECTOR SPDR TR SHS BEN INT ENERGY Total                                                          2,233
       100       SECTOR SPDR TR SHS BEN INT FINANCIAL Total                                                       2,200
       100       STANDARD & POORS DEPOSITARY RECEIPTS  (SPDR'S)UNITS OF UNDIVIDED BENEFICIAL INTEREST Total       8,823
     7,557       STRONG DOW 30 VALUE FUND Total                                                                  78,218
         4       TRAVELERS PPTY CAS CORP NEW CL A Total                                                              59
         8       TRAVELERS PPTY CAS CORP NEW CL B Total                                                             117
     2,506       WILSHIRE TARGET LARGE-COMPANY  GROWTH FD (INVESTOR CLASS) Total                                 59,118
    58,006       JP MORGAN US SMALL CO                                                                          578,318
                                                                                                          --------------
                 Growth Funds                                                                              $ 24,528,780
                                                                                                          --------------

    30,373       AMERICAN CENTURY DIVERSIFIED                                                                   316,790
    15,382       DELAWARE GP TREND FD                                                                           217,497
   444,405       FRANKLN C FD IC A                                                                              884,365
     6,393       FKLN CUS FD USG A                                                                               44,748
    39,828       FRANKLN STR MGT                                                                                409,032
    62,672       LORD ABBETT AFF FDA                                                                            659,938
       500       CITIGROUP CAP VII CAP SECS 7.125%  TRUPS CALLABLE Total                                         13,245
    10,000       DAIMLERCHRYSLER NORTH AMER HLDG CORP INTERNOTES 7.000% 04/15/12 B/E DTD 04/18/02 CLB Total      10,163
    50,000       FINANCING CORP FED CPN FICO STRIPS GENERIC INT PMT 0.000% 04/06/16 REG DTD 07/07/77 Total       23,929
    10,000       GENERAL MTRS ACCEP CORP SMARTNOTES 5.700% 07/15/07 B/E DTD 07/30/02 Total                       10,050
    15,000       GENERAL MTRS ACCEP CORP SMARTNOTES 7.000% 04/15/12 B/E DTD 04/23/02 CLB Total                   15,094
    11,000       GENERAL MTRS ACCEP CORP SMARTNOTES 7.000% 05/15/14 B/E DTD 05/21/02 CLB Total                   11,041

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                             (Held at end of year)

                                December 31, 2002

                                    ---------

  Face Value,
   Shares or                                                                                                            Fair
     Units         Description of Investments                                                                          Value
------------------------------------------------------------------------------------------------------------------------------
    25,000       GENERAL MTRS ACCEP CORP SMARTNOTES TRANCHE # TR 00516 6.750% 04/15/12 B/E DTD 04/30/02 CLB Total      24,781
    10,000       GOLDMAN SACHS GROUP INC NT 6.650% 05/15/09 B/E DTD 05/19/99 CLB Total                                 10,975
    10,000       HOUSEHOLD FIN CORP INTERNOTES 7.100% 04/15/12 B/E DTD 04/18/02 CLB Total                              10,125
     4,063       SELIGMAN CAPITAL FUND INC                                                                             53,269
                                                                                                                 -------------
                 Income Funds                                                                                     $ 2,715,042
                                                                                                                 -------------

    46,845       AMERICAN CENTURY HI YIELD                                                                            278,262
    64,863       BOND FUND AMER INC DIV REINV                                                                         823,756
    14,618       FEDERATED FD US GV A                                                                                 116,801
     8,074       PILGRIM GNMA INC FDA                                                                                  72,832
    59,506       PILGRIM HIG YL FDIIA                                                                                 388,574
    91,737       LORD ABBETT BD D                                                                                     659,589
    46,404       MFS EMERGING GROWTH                                                                                  995,368
   184,411       MAINSTAY HI YLD CBA                                                                                  912,833
    82,132       SELIGMAN HI IC YL BD                                                                                 259,538
    19,504       VANGUARD BD IFD                                                                                      202,455
                                                                                                                 -------------
                 High Yield Bond Funds                                                                            $ 4,710,008
                                                                                                                 -------------

    84,933       AMERICAN CENTURY INTERNATIONAL GROWTH                                                                541,871
     2,353       ENTERPRISE ITL GR Y                                                                                   24,448
       329       GLOBAL KEM GB DFA                                                                                      6,070
       235       JANUS WORLDWIDE FUND Total                                                                             7,559
     2,369       PUTNAM GBL GOV IC                                                                                     28,172
     6,873       PUTNAM INTL GROWTH A                                                                                 112,782
   129,247       TEMPLETON FRGN A                                                                                   1,074,039
                                                                                                                 -------------
                 Foreign Funds                                                                                    $ 1,794,941
                                                                                                                 -------------

    25,000       HUDSON UNITED BANK CD, 5.300, 05/12/03                                                                25,417
    50,000       BANKERS TR CO CD, 1/20/06, Standard and Poor's 500, 1441.36                                           46,030
     3,000       BANKERS TR CO CD, 2/17/06, CBOE Internet, 714.23                                                       2,714
   147,000       BANKERS TR CO CD, 8/20/08, Standard and Poor's 500, 1034.21                                          150,763
    10,000       BANKERS TR CO CD, 4/30/08, Standard and Poor's 500, 1086.54                                            9,685
    10,000       BANKERS TR CO CD, 2/28/06, FTSE Euorotop 100, 2816.57                                                  9,529
    50,000       BANKERS TR CO CD, 8/14/08, Standard and Poor's 500, 1062.75                                           48,255
    14,000       BANKERS TR CO CD,5/14/04, Nikkei 225, 15123.93                                                        13,605
    12,000       BANKERS TR CO CD, 2/14/07, FTSE Eurotop 100, 2717.75                                                  11,185
     4,000       BANKERS TR CO CD, 6/24/05, Nikkei 225, 13723.84                                                        3,750
     4,000       BANKERS TR CO CD, 9/25/08, US Blue Chip Equity Basket, 100                                             3,312
    30,000       BANKERS TR CO CD, 2/12/09, US/Japanese Equity Index, 100                                              24,636
    10,000       BANKERS TR CO CD, 5/14/09, Standard and Poor's 500, 1337.80                                            8,230
    10,000       BANKERS TR CO CD, 9/16/05, Dow Jones Internet, 206.29                                                  9,766

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                             (Held at end of year)

                                December 31, 2002

                                   ---------

Face Value,
 Shares or                                                                                                                   Fair
   Units         Description of Investments                                                                                  Value
------------------------------------------------------------------------------------------------------------------------------------
 21,694,732     BOSTON AD MM CS RSV2                                                                                     21,694,732
  1,289,327     JP MORGAN PRIME MONEY MARKET FUND                                                                         1,289,327
     26,773     AMERICAN CENTURY PRIME MNY MKT Total                                                                         26,773
     10,000     CHASE MAN BK CD, 5/29/08, Standard and Poor's 500, 1090.82                                                    9,929
     26,000     CHASE MAN BK CD, 6/26/08, Standard and Poor's 500, 1133.2                                                    25,067
     10,000     CHASE MAN BK CD, 9/25/08, Standard and Poor's 500, 1044.75                                                    9,731
     15,000     CHASE MAN BK CD, 9/20/05, Nikkei 225, 14194.29                                                               13,644
     25,000     CHASE MAN BK CD, 3/26/09, Standard and Poor's 500, 1282.80                                                   20,907
     90,000     CHASE MAN BK CD, 8/15/05, Nikkei 225, 16810.39                                                               76,158
    119,000     CHASE MAN BK CD,7/23/04, CBOE Internet, 484.35                                                              105,220
     65,000     CHASE MAN BK CD, 8/12/05, CBOE Internet, 411.35                                                              54,275
     20,000     CHASE MAN BK CD, 10/14/05, Standard and Poor's 500, 1247.41                                                  19,544
     25,000     CD LASALLE BANK, 4/4/07, Standard and Poor's 500, 1160.63                                                    23,700
     27,000     CD LASALLE BANK, 1/31/07, Standard and Poor's 500, 1354.95                                                   24,921
     45,000     CD LASALLE BANK, 2/14/08, NASDAQ 100, 2261.77                                                                45,000
      5,000     CD LASALLE BANK, 10/12/06, NASDAQ 100, 3311.94                                                                4,475
     10,000     CD LASALLE BANK, 5/15/08, Standard and Poor's 500, 1054.99                                                   10,000
      2,000     CD LASALLE BANK, 7/10/08, Standard and Poor's 500, 989.03                                                     2,000
     10,000     CD LASALLE BANK, 7/31/08, Standard and Poor's 500, 852.84                                                    10,000
     50,000     MICHIGAN NATL BK CD, 5/30/07, Standard and Poor's 500, 1277.89                                               46,450
     20,000     CONSECO BK INC SALT LAKE CITY UTAH CTF DEP ACT/365 FDIC INSD 4.300% 07/31/07 B/E DTD 07/31/02 Total          20,000
     10,000     CD STANDARD FSB, 6/2/08, Standard and Poor's 500, 1074.55                                                    10,000
                                                                                                                       -------------
                Cash Funds, Money Market, & CD's                                                                       $ 23,908,730
                                                                                                                       -------------

    272,000     TSY BILLS, 0.000, 01/13/03                                                                                  271,867
    330,000     TSY BILLS, 0.000, 01/23/03                                                                                  329,759
    550,000     TSY BILLS, 0.000, 01/30/03                                                                                  549,461
    997,000     TSY BILLS, 0.000, 02/06/03                                                                                  995,834
     50,000     TSY BILLS, 0.000, 02/13/03                                                                                   49,930
    104,000     TSY BILLS, 0.000, 02/20/03                                                                                  103,832
    281,000     TSY BILLS, 0.000, 02/27/03                                                                                  280,483
    818,000     TSY BILLS, 0.000, 03/20/03                                                                                  815,939
    150,000     TSY BILLS, 0.000, 05/08/03                                                                                  149,360
    200,000     TSY BILLS, 0.000, 05/15/03                                                                                  199,108
     47,000     TSY BILLS, 8.375, 08/15/08                                                                                   50,499
     50,000     TSY BILLS, 7.250, 05/15/16                                                                                   64,495
    150,000     TSY BILLS, 3.875, 04/15/29                                                                                  203,501
     30,000     TSY BILLS, 6.625, 05/15/07                                                                                   35,270
    100,000     TSY BILLS, 3.625, 01/15/08                                                                                  124,794
     85,000     TSY BILLS, 5.750, 04/30/03                                                                                   87,077
     10,000     TSY BILLS, 5.625, 05/15/08                                                                                   11,419

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                             (Held at end of year)

                                December 31, 2002

                                   ---------

Face Value,
 Shares or                                                                                                                   Fair
   Units         Description of Investments                                                                                  Value
------------------------------------------------------------------------------------------------------------------------------------
  20,000        TSY BILLS, 5.500, 05/31/03                                                                                   20,442
  37,000        TSY BILLS, 5.250, 08/15/03                                                                                   38,659
 102,000        TSY BILLS, 4.250, 11/15/03                                                                                  105,200
  25,000        TSY BILLS, 4.750, 11/15/08                                                                                   27,441
  80,000        TSY BILLS, 3.875, 01/15/09                                                                                  100,006
  67,000        TSY BILLS, 4.750, 02/15/04                                                                                   70,819
  68,000        TSY BILLS, 5.250, 05/15/04                                                                                   72,090
  50,000        TSY BILLS, 5.500, 05/15/09                                                                                   57,086
  30,000        TSY BILLS, 6.000, 08/15/04                                                                                   32,893
  20,000        TSY BILLS, 6.000, 08/15/09                                                                                   23,710
  40,000        TSY BILLS, 5.875, 11/15/04                                                                                   43,500
  30,000        TSY BILLS, 4.250, 01/15/10                                                                                   37,460
   7,000        TSY BILLS, 6.500, 02/15/10                                                                                    8,539
  29,000        TSY BILLS, 6.750, 05/15/05                                                                                   32,585
  51,000        TSY BILLS, 3.500, 01/15/11                                                                                   59,142
  42,000        TSY BILLS, 4.750, 01/31/03                                                                                   42,949
 110,000        TSY BILLS, 5.000, 02/15/11                                                                                  122,940
   5,000        TSY BILLS, 4.250, 03/31/03                                                                                    5,091
  40,000        TSY BILLS, 4.625, 05/15/06                                                                                   43,374
  94,000        TSY BILLS, 3.875, 06/30/03                                                                                   95,244
  30,000        TSY BILLS, 3.875, 07/31/03                                                                                   30,944
  40,000        TSY BILLS, 5.000, 08/15/11                                                                                   44,618
  37,000        TSY BILLS, 2.750, 09/30/03                                                                                   37,685
  85,000        TSY BILLS, 3.500, 11/15/06                                                                                   88,834
  56,000        TSY BILLS, 3.000, 11/30/03                                                                                   57,037
  12,000        TSY BILLS, 3.250, 12/31/03                                                                                   12,240
   5,000        TSY BILLS, 3.375, 01/15/12                                                                                    5,658
  10,000        TSY BILLS, 4.875, 02/15/12                                                                                   11,044
  50,000        TSY BILLS, 6.250, 02/15/03                                                                                   51,478
 100,000        TSY BILLS, 5.750, 08/15/03                                                                                  104,953
  25,000        TSY BILLS, 5.875, 02/15/04                                                                                   26,844
  71,000        TSY BILLS, 7.250, 05/15/04                                                                                   77,360
  20,000        TSY BILLS, 7.250, 08/15/04                                                                                   22,423
   5,000        TSY BILLS, 7.875, 11/15/04                                                                                    5,633
   5,000        TSY BILLS, 7.500, 02/15/05                                                                                    5,748
  15,000        TSY BILLS, 6.500, 05/15/05                                                                                   16,775
  20,000        TSY BILLS, 5.875, 11/15/05                                                                                   22,331
   5,000        TSY BILLS, 5.620, 02/15/06                                                                                    5,644
 230,000        TSY BILLS, 6.875, 05/15/06                                                                                  266,665
   4,000        US TSY NOTES CP JJ 7.00, 07/15/06                                                                             4,767
 150,000        US TSY NOTES CP AO 3.37, 04/30/04                                                                           154,925

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                             (Held at end of year)

                                December 31, 2002

                                   ---------

Face Value,
 Shares or                                                              Fair
   Units         Description of Investments                             Value
--------------------------------------------------------------------------------
   35,000        US TSY NOTES CP MN 4.37,  05/15/07                     37,777
   20,000        US TSY NOTES CP MN 3.25,  05/31/04                     20,585
   15,000        US TSY IP CP JJ 3.00,  07/15/12                        16,282
  100,000        US TSY NOTES CP JJ 2.25,  07/31/04                    102,250
   10,000        US TSY NOTES CP FA 4.37,  08/15/12                     10,618
  150,000        US TSY NOTES CP MN 3.00,  11/15/07                    152,396
   30,000        US TSY STRIP INT CP 0.000, 02/15/03                    29,952
  126,000        US TSY STRIP INT CP 0.000, 08/15/03                   125,027
   66,000        US TSY STRIP INT CP 0.000, 02/15/04                    65,112
  688,000        US TSY STRIP INT CP 0.00,  08/15/04                   672,389
  106,000        US TSY STRIP INT CP 0.000, 02/15/05                   102,259
  148,000        US TSY STRIP INT CP 0.00,  08/15/05                   140,767
   48,000        US TSY STRIP INT CP 0.000, 02/15/06                    44,844
  126,000        US TSY STRIP INT CP 0.000, 08/15/06                   116,066
   52,000        US TSY STRIP INT CP 0.000, 02/15/07                    46,804
   73,000        US TSY STRIP INT CP 0.00,  08/15/07                    64,430
   23,000        US TSY STRIP INT CP 0.000, 02/15/08                    19,796
  228,000        US TSY STRIP INT CP 0.00,  08/15/08                   192,108
   25,000        US TSY STRIP INT CP 0.000, 02/15/09                    20,423
  588,000        US TSY STRIP INT CP 0.00,  08/15/09                   468,812
  206,000        US TSY STRIP INT CP 0.000, 02/15/10                   158,550
  841,000        US TSY STRIP INT CP 0.000, 08/15/10                   631,700
   39,000        US TSY STRIP INT CP 0.000, 02/15/11                    28,340
1,245,000        US TSY STRIP INT CP 0.000, 08/15/11                   882,593
  160,000        US TSY STRIP INT CP 0.00,  02/15/12                   110,000
  154,000        US TSY STRIP INT CP 0.00,  08/15/12                   102,846
  515,000        US TSY STRIP INT CP 0.000, 02/15/13                   332,814
   81,000        US TSY STRIP INT CP 0.00,  08/15/13                    50,804
   20,000        US TSY STRIP INT CP 0.000, 02/15/14                    12,126
  236,000        US TSY STRIP INT CP 0.00,  08/15/14                   138,636
   30,000        US TSY STRIP INT CP 0.00,  02/15/15                    17,082
   80,000        US TSY STRIP INT CP 0.000, 05/15/04                    78,504
   75,000        US TSY STRIP INT CP 0.00,  05/15/05                    71,828
  696,000        US TSY STRIP INT CP 0.00,  08/15/15                   383,412
    6,000        US TSY STRIP INT CP 0.00,  05/15/11                     4,296
   15,000        US TSY STRIP INT CP 0.000, 11/15/15                     8,125
  177,000        US TSY STRIP INT CP 0.00,  02/15/16                    94,378
  180,000        US TSY STRIP INT CP 00.00, 08/15/16                    92,714
   48,000        US TSY STRIP INT CP 0.00,  02/15/17                    23,930
  231,000        US TSY STRIP INT CP 0.00,  08/15/17                   111,564
   75,000        US TSY STRIP INT CP 0.00,  02/15/18                    35,071

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

        Schedule H (Line 4i) Form 5500 - Supplemental Schedule of Assets
                             (Held at end of year)

                                December 31, 2002

                                   ---------

Face Value,
 Shares or                                                             Fair
   Units         Description of Investments                            Value
------------------------------------------------------------------------------
1,315,000        US TSY STRIP INT CP 00.00, 08/15/18                  596,024
   65,000        US TSY STRIP INT CP FA 00.00, 02/15/19                28,455
1,462,000        US TSY STRIP INT CP 0.000, 08/15/19                  619,800
  207,000        US TSY STRIP INT CP 00.00, 02/15/20                   85,091
1,063,000        US TSY STRIP INT CP 00.00, 08/15/20                  423,584
  100,000        US TSY STRIP INT CP 0.000, 02/15/21                   38,616
  762,000        US TSY STRIP INT CP 0.000, 08/15/21                  286,108
  100,000        US TSY STRIP INT CP 0.000, 02/15/22                   36,437
   12,000        US TSY STRIP INT CP 00.00, 08/15/22                    4,258
  100,000        US TSY STRIP INT CP 0.000, 02/15/23                   34,495
   26,000        US TSY STRIP INT CP 0.000, 08/15/23                    8,735
  100,000        US TSY STRIP INT CP 00.00, 02/15/24                   32,584
   16,000        US TSY STRIP INT CP 00.00, 08/15/24                    5,066
    5,000        UTS VAN KAM FP DOW30 IND                              35,860
                                                                 -------------
                 U.S. Treasury Obligations                       $ 14,468,527
                                                                 -------------

  306,896        MONY GROUP INC                                     7,347,088
                                                                 -------------
                 Company Stock                                   $  7,347,088
                                                                 -------------

   23,934        AMERI BALANCED FUND INC                              345,133
      441        AMERICAN CENTURY ASSET ALLOC-CONSERVATIVE              2,137
    7,501        AMERICAN CENTURY BALANCED                             97,816
    2,218        PILGRIM BAL FUND A                                    23,622
   21,604        PHOENIX OKTH BFDA                                    276,319
   14,777        PUTNAM A/A BAL A                                     123,531
  124,168        PUTNAM FD GRTH&INC A                               1,755,729
                                                                 -------------
                 Balanced Funds                                  $  2,624,287
                                                                 -------------

                 Loans to Participants (4.75%-10.50%)            $  3,746,694
                                                                 -------------


                 Total Investments                               $ 124,787,595
                                                                 =============

       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               THE ADVEST THRIFT PLAN





   Date: July 14, 2003                     /s/ Allen G. Botwinick
                                               -------------------------------
                                                     Allen G. Botwinick
                                                      Chairman -
                                                      Benefit Plan
                                                      Administration Committee